Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland
Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

RECEIVED
2007 JUL 10 A 11:15

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	1 202 55 13 450 1 202 77 29 207
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	(48 76) 747 81 30
Company:	KGHM Polska Miedź S.A.	*Fax:*	(48 76) 747 81 39
E-mail:			
Date:	9 July 2007	*No of sheets:*	3

07024975

SUPPL

Current report 38/2007

The Management Board of KGHM Polska Miedź S.A. hereby provides the contents of the resolutions passed by the Extraordinary General Shareholders Meeting which was held on 9 July 2007:

Resolution Nr 1/2007
of the Extraordinary General Shareholders Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 9 July 2007
regarding: election of the Chairman of the General Shareholders Meeting.

On the basis of art. 409 § 1 of the Commercial Partnerships and Companies Code, § 28 section 1 of the Statutes of KGHM Polska Miedź S.A. and § 5 section 3 of the Regulations of the General Shareholders Meeting of KGHM Polska Miedź S.A., the following is resolved:

I.Antoni Gątkowski is hereby elected as Chairman of the General Shareholders Meeting.

II. This resolution comes into force on the date it is taken.

PROCESSED
JUL 10 2007
THOMSON
FINANCIAL

Resolution Nr 2/2007
of the Extraordinary General Shareholders Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 9 July 2007
regarding: acceptance of the agenda of the General Shareholders Meeting.

The General Shareholders Meeting resolves the following:
I. The agenda is hereby accepted, as set down and announced by the Management Board of KGHM Polska Miedź S.A. in the announcement on the convening of an Extraordinary

Dlw 7/10

Exemption number: 82 4639

General Shareholders Meeting, as placed in the official government publication Monitor Sądowy i Gospodarczy dated 14 June 2007, Nr 114/2007, item 7672.

II. This resolution comes into force on the date it is taken.

Resolution Nr 3/2007
of the Extraordinary General Shareholders Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 9 July 2007
regarding: correction of resolution Nr 39/2007 of the Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A. dated 30 May 2007 respecting the distribution of profit for financial year 2006 and setting of the right to dividend date and dividend payment dates.

As it has been deemed necessary to carry out an accounting correction of resolution Nr 39/2007 of the Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A. dated 30 May 2007 in order to enable the Company to carry it out, the following is resolved:

§ 1.

Resolution Nr 39/2007 of the Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A. dated 30 May 2007, respecting the distribution of profit for financial year 2006 and setting of the right to dividend date and dividend payment dates, hereby receives the following wording:

"On the basis of art. 395 § 2 point 2 and art. 348 § 3 of the Commercial Partnerships and Companies Code and on § 29 section 1 point 2 and § 35 of the Statutes of KGHM Polska Miedź S.A., and also reflecting the economic situation of the Company, the following is resolved:

I. The profit of KGHM Polska Miedź S.A. for the financial year 2006 in the amount of PLN 3 395 130 230.53 (three billion, three hundred ninety-five million, one hundred thirty thousand, two hundred and thirty and fifty-three one-hundredths PLN), shall be distributed in the following manner:
- as a shareholders dividend PLN 3 394 000 000.00, representing PLN 16.97 per share,
- to reserve capital PLN 1 130 230.53.

II. The General Shareholders Meeting hereby establishes the following:
- right to dividend date (i.e. the date of confirmation of the list of shareholders authorised to receive a dividend) : 25 June 2007,
- dividend payment dates: PLN 1 698 000 000.00, i.e. PLN 8.49 per share on 10 July 2007, and PLN 1 696 000 000.00, i.e. PLN 8.48 per share on 10 September 2007.

III. This resolution comes into force on the date it is taken."

§ 2.

This resolution comes into force on the date it is taken.

Objections were raised to Resolution Nr 3/2007.

Exemption number: 82 4639

Legal basis: § 39 section 1 point 5 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 Nr 209, item 1744)

(Translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.)

PREZES ZARZĄDU
Krzysztof Skóra

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Leszek Mierzwa

END